787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 29, 2007

VIA EDGAR CORRESPONDENCE

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Trust

Post-Effective Amendment No. 86 to the Registration Statement Filed on July 3, 2007

Securities Act File No. 333-92935

Dear Mr. O’Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment that you provided in a telephone conversation with the undersigned on August 17, 2007.

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1: Please clarify whether the interest on all of the municipal bonds to be held by the iShares S&P National Municipal Bond Fund (the “Fund”) will be exempt from U.S. federal income taxes and the federal alternative minimum tax.

Response: The disclosure under the section entitled “Principal Risks of the Fund – Issuer Risk” has been revised to clarify the expectation that the interest on all of the municipal bonds included in the Fund’s underlying index (the “Underlying Index”) will be exempt from U.S. federal income taxes and the federal alternative minimum tax, as determined by the index provider of the Underlying Index (the “Index Provider”) in accordance with its methodology. Disclosure has also been added to such section clarifying that, for municipal bonds not included in the Underlying Index (up to 20% of the Fund’s net assets), Barclays Global Fund Advisors (“BGFA”), the Fund’s investment adviser, will generally seek to obtain bonds that pay interest that is exempt from the federal alternative minimum tax, but it may acquire bonds that pay interest that is subject to the federal alternative minimum tax.

Comment No. 2: Please include tax risk disclosure with respect to the federal alternative minimum tax.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

James O’Connor, Esq.

August 29, 2007

Response: The disclosure under the section entitled “Principal Risks of the Fund – Tax Risk” has been revised to state that there is no guarantee that the Fund’s income will be exempt from federal or state income taxes or the federal alternative minimum tax. The revised disclosure also clarifies that events occurring after the date of issuance of a municipal bond or after the Fund’s acquisition of a municipal bond may result in a determination that interest on that bond is includible in gross income for federal income tax or federal alternative minimum tax purposes retroactively to its date of issuance.

Comment No. 3: Please include a footnote to the fee and expense table or an adjacent statement thereto that an Authorized Participant will be subject to transaction fees, with a cross-reference to the section discussing such fees.

Response: The prospectus discloses the transaction fees charged to Authorized Participants in the section entitled “Shareholder Information – Transaction Fees.” Only Authorized Participants that purchase and redeem Creation Units directly with the Fund pay transaction fees to the Fund. Since most shareholders do not transact directly with the Fund when purchasing or redeeming shares and therefore are not charged transaction fees, the Fund believes that a cross-reference to such section may be confusing to shareholders.

Comment No. 4: Please revise the sentence in the “Shareholder Information - Creations and Redemptions” section that states: “The adviser expects that the Deposit Securities and Fund Securities, as the case may be, in connection with a purchase or redemption of a Creation Unit Aggregation, to reflect an optimal representation of the accessibility of the Fund’s holdings.” Please replace the term “to reflect” with “should reflect.”

Response: The change has been made.

Comment No. 5: Please explain the meaning of “the accessibility of the Fund’s holdings” in the sentence referenced in Comment No. 4.

Response: The municipal debt issues that the Fund may hold may become less available on the market after their initial issuance. Time since issuance is an important determinant of the availability of any particular municipal bond. Municipal bonds tend to be actively traded for the first 3-6 months from issue. Following such time, they may be less accessible in the secondary market as they are generally purchased by buy-and-hold investors. We have revised the relevant sentence in the prospectus to state that the adviser expects that the Deposit Securities and Fund Securities, as the case may be, should reflect an optimal representation of the accessibility of the Fund’s holdings and the securities included in the Underlying Index.

Comment No. 6: Please confirm that the Fund does not conduct due diligence with respect to the tax treatment of the bonds it receives from Authorized Participants.

Response: The Fund does not conduct such due diligence. The bonds that the Fund receives will be a representative sample of the Fund’s Underlying Index. The prospectus discloses in

James O’Connor, Esq.

August 29, 2007

the sections entitled “Principal Risks of the Fund – Issuer Risk” and “Description of the Fund – Principal Investment Strategy” that the Underlying Index includes municipal bonds from issuers that are primarily state or local governments or agencies and that the interest on the bonds is exempt from U.S. federal income taxes and the federal alternative minimum tax, as determined by the Index Provider in accordance with its methodology. The prospectus also discloses in the section entitled “Principal Risks of the Fund – Issuer Risk” that the Index Provider relies on the bond issuer’s prospectus disclosure of the opinion from its counsel as to the tax-exempt status of the investment. Such section also states that for municipal bonds not included in the Underlying Index, BGFA will rely on prospectus disclosure of the tax opinion from the bond issuer’s counsel. Further, the prospectus states that neither BGFA nor the Fund guarantee that these opinions are correct, and there is no assurance that the Internal Revenue Service will agree with bond counsel’s opinion.

Comment No. 7: Please confirm that the Board of Trustees reviews and monitors on an ongoing basis the valuation methodology of the pricing services used to determine net asset value.

Response: The Board of Trustees approves the pricing policy and procedures of the Fund. Through the approval of such policy and procedures, the Board of Trustees has expressly delegated the authority and duty to make valuation determinations, including fair value determinations, to Barclays Global Investors, N.A. (“BGI”), inclusive of its subsidiaries, including BGFA. Among other things, the procedures permit BGI to value securities using pricing services. However, the Board of Trustees is responsible for the oversight of BGI and retains the authority to make any valuation decisions as the Board of Trustees deems appropriate with respect to the Fund. In addition, the Board of Trustees receives periodic updates on changes to the pricing of securities and pricing services, as well as changes to pricing methodologies of BGI that may impact the Fund. Further, with respect to any securities priced at “fair value” pursuant to the pricing policy and procedures, the Board of Trustees considers at each quarterly meeting any fair valuation actions taken by BGI during the previous quarter.

Comment No. 8: Please confirm that each of the creation baskets and the redemption baskets will be the same for each Authorized Participant on a given day. Please also confirm that the creation baskets and redemption baskets on a given day will be different from each other, but in each case, will represent a pro rata share of the Fund’s portfolio.

Response: Each of the creation baskets and the redemption baskets on each day will be the same for each Authorized Participant. The creation baskets and the redemption baskets on each day may be different from each other, but in each case, will represent a representative sample of the Fund’s portfolio (which may reflect permitted optimization by the Fund).

Comment No. 9: Please confirm whether Authorized Participants will be subject to a standard transaction fee upon the creation or redemption of a Creation Unit.

Response: Authorized Participants will be subject to a standard transaction fee. Such fee is disclosed in the prospectus under the section entitled “Shareholder Information – Transaction Fees.”

James O’Connor, Esq.

August 29, 2007

Comment No. 10: Please confirm whether the Fund will use a representative sampling strategy, and whether the unavailability of certain securities in the Underlying Index will affect correlation.

Response: As disclosed in the prospectus under the section entitled “Principal Investment Strategies of the Fund – Representative Sampling,” the Fund will use a representative sampling strategy in seeking to track the Underlying Index. The bonds selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the Underlying Index. Further, as disclosed in the prospectus under the section entitled “Principal Investment Strategies of the Fund – Correlation,” BGFA expects that, over time, the correlation between the Fund’s performance and that of its Underlying Index, before fees and expenses, will be 95% or better.

Comment No. 11: Please represent that the Fund will comply with all of the terms and conditions of iShares Trust’s most recent exemptive order relating to exemptive relief for fixed income index funds.

Response: The Fund has authorized us to represent that it intends to comply with all of the terms and conditions of iShares Trust’s most recent exemptive order relating to exemptive relief for fixed income index funds.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Deepa Damre, Esq.

Benjamin J. Haskin, Esq.